RBC PROVIDES INFORMATION ON WRITEDOWNS

TORONTO, May 14, 2008 - Royal Bank of Canada (RY on TSX and NYSE) today announced that its results for the second quarter ended April 30, 2008 will include writedowns relating to market conditions of approximately $855 million pre-tax ($420 million after-tax and reflecting compensation adjustments). Of this, approximately $715 million relates to Capital Markets and approximately $140 million relates to Corporate Support. RBC believes a significant portion of the writedowns reflect liquidity pressures on assets that we continue to hold, rather than underlying credit quality.

RBC also expects a gain of approximately $50 million pre-tax ($20 million after-tax) on the change in fair value of its liabilities designated as held-for-trading as a result of its credit spreads widening over the second quarter.

In our Structured Credit business, we took valuation adjustments of approximately $200 million based on credit default spreads on exposures to a subsidiary of MBIA Inc., a monoline insurer, and net writedowns of approximately $90 million related to retained positions in U.S. subprime collateralized debt obligations of asset-backed securities and other structured credit trading positions.

Market liquidity issues have also impacted our U.S. Auction Rate Securities ("ARS") and U.S. Municipal GIC businesses. Although the vast majority of our U.S. ARS are backed by student loan collateral that is largely government-insured, we took writedowns of approximately $185 million based on market prices and a models-based approach to valuations. The fair value of our investment portfolio supporting our U.S. Municipal GIC business also reflects writedowns of approximately $140 million based on market prices. This portfolio consists primarily of agency (Freddie Mac / Fannie Mae) and non-agency mortgage-backed securities, discount bonds and notes.

Other trading portfolios incurred writedowns of approximately $175 million, primarily related to market liquidity. Additional disclosure will be provided in our second quarter results.

As a result of deterioration in the U.S. subprime market, certain direct holdings classified as available-for-sale ("AFS") have been deemed to be other than temporarily impaired, based on estimates of fair value derived from market prices. Writedowns of approximately $65 million have been recorded against these AFS securities.

RBC is in the process of preparing its second quarter results and the information above is based on current estimates and is subject to change.

- more -

"We are not happy about taking any writedowns and certainly do not take them lightly. That said, these writedowns are manageable and our risk profile continues to remain within our risk appetite. This is due to our disciplined risk management, our strong balance sheet and our business diversity," said Gordon M. Nixon, president and CEO.

With $633 billion in assets at the end of its first quarter, RBC is 45 per cent larger than Canada's next largest bank, and is North America's fifth largest bank by both assets and market capitalization. Our credit ratings and capital ratios remain among the highest in the world. RBC's tier 1 capital ratio is expected to remain in excess of 9 per cent for the second quarter, even after taking into consideration the acquisition of Alabama National Bancorporation, which was 50 per cent funded with cash. This is well above the OSFI's regulatory target of 7 per cent and above our 2008 objective of 8 per cent.

RBC will release its second quarter results on May 29, 2008. A conference call is scheduled for May 29 at 12:30 p.m. (EDT) and will feature a presentation about RBC's second quarter and year-to-date results by RBC executives. It will be followed by a question and answer period with analysts. Investors are invited to submit questions by email to invesrel@rbc.com.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2216 or 1-866-898-9626). Please call between 12:20 p.m. and 12:25 p.m. (EDT).

Speakers' notes will be posted on RBC's website shortly following the call. Also, a recording will be available by 5:00 p.m. on May 29 until August 28, 2008 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053, passcode 3260508#).

For further information, please contact:

Media contact:
Beja Rodeck, Director, Media Relations (416) 974-5506, beja.rodeck@rbc.com

Investor contact:
Marcia Moffat, Head, Investor Relations (416) 955-7803, marcia.moffat@rbc.com

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, among others, statements with respect to our expected writedowns in our U.S. Structured Credit, Auction Rate Securities and Municipal GIC businesses, our other trading portfolios and losses in certain direct holdings, as well as gains in liabilities designated as held-for-trading. Forward-looking statements are typically identified by words such as "believe," "expect," "estimate" and similar expressions of future or conditional verbs such as "will," "may," "should" or "would". By their very nature, forward-looking statements require us to make assumptions, and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and other forward looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.

These factors include general business and economic conditions in Canada, the United States, and other countries in which we conduct business, including the impact from continuing volatility in the U.S. subprime and related markets and lack of liquidity in various other financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government monetary and other policies; the impact of changes in laws and regulations including tax laws changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances, and changes to our credit ratings.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect our results. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in our First Quarter 2008 Report to Shareholders and in our 2007 Annual Report.